UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GeoMet, Inc.

(Name of Issuer)

Common Stock

Series A Convertible Redeemable Preferred Stock

(Title of Class of Securities)

37250U 201

37250U 300

(CUSIP Number)

Michael McGovern

1221 Lamar Street, Suite 1001

Houston, TX 77010

713.651.9701

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2014

(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37250U 201

1.	Name of reporting person Sherwood Energy, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 27,028,146[1]
	8.	Shared voting power 0
	9.	Sole dispositive power 27,028,146[1]
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 27,028,146[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row 11 31.1%[2]
14.	Type of reporting person (see instructions) OO

[1]	27,028,146 shares of common stock issuable upon conversion of 3,513,659 shares of Series A Convertible Redeemable Preferred Stock beneficially owned as of February 13, 2014.
[2]	The percentage is calculated on an as converted basis based on a total number of 86,820,987 shares of common stock issued and outstanding as of February 13, 2014.

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SCHEDULE 13D

CUSIP No. 37250U 300

1.	Name of reporting person Sherwood Energy, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,513,659[1]
	8.	Shared voting power 0
	9.	Sole dispositive power 3,513,659[1]
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,513,659[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row 11 58.6%[2]
14.	Type of reporting person (see instructions) OO

[1]	The number of shares reported as beneficially owned is as of February 13, 2014.
[2]	The percentage is calculated on based on a total number of 6,000,571 shares of Series A Convertible Redeemable Preferred Stock issued and outstanding as of February 13, 2014.

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Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D relates to, amends and supplements the Statement of Beneficial Ownership on Schedule 13D, initially filed with the United States Securities and Exchange Commission on September 23, 2010 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”) of Sherwood Energy, LLC (the “Reporting Person”) with respect to shares of common stock (the “Common Shares”) and shares of Series A Convertible Redeemable Preferred Stock (the “Preferred Shares” and together with the Common Shares, the “Shares”) of GeoMet, Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 4, 5, 6 and 7 of the Schedule 13D as set forth below. Except as set forth below, items in the Schedule 13D remain unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated as follows.

The Reporting Person acquired and holds the Preferred Shares, which are convertible into Common Shares, reported herein for investment purposes. The Reporting Person intends to actively participate in the business and management of the Issuer through its nominees to the Issuer’s Board of Directors.

The Reporting Person intends to monitor and evaluate its investment in the Issuer in light of pertinent factors, including market conditions, the Issuer’s performance and prospects, conditions in the Issuer’s industry and general economic conditions. The Reporting Person may make additional purchases of Preferred Shares and/or Common Shares in the future through market transactions or otherwise maintain its current investment or dispose of all or a portion of the Preferred Shares that it currently owns or may hereafter acquire provided that such purchases and sales are otherwise made in compliance with the terms and conditions of any agreements between the Issuer and the Reporting Person. The Reporting Person may also convert its Preferred Shares to Common Shares as provided for in the Certificate of Designations of Series A Convertible Redeemable Preferred Stock.

On February 13, 2014, the Issuer and certain of its affiliates entered into an asset purchase agreement (the “APA”) with ARP Mountaineer Production LLC (“Buyer”) and Atlas Resource Partners, L.P. (the “Parent”). Pursuant to the terms of the APA, the Issuer will sell substantially all of its assets to Buyer.

Simultaneously with the execution and delivery of the APA and as a condition and inducement to the willingness of the Buyer and Parent to enter into the APA, certain of the Issuer’s stockholders, including the Reporting Person, entered into a Voting Agreement (the “Voting Agreement”) with Buyer and Parent. Pursuant to the terms of the Voting Agreement, the Reporting Person has agreed to, among other things: (i) at any meeting of stockholders of the Issuer, be present, in person or by proxy and vote the Shares beneficially owned by the Reporting Person: (A) in favor of adoption of a resolution authorizing the APA and the transactions contemplated thereby and (B) against any action, agreement or transaction submitted to the

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stockholders of the Issuer that would be expected to frustrate the purposes of, impede, hinder, interfere with, nullify, prevent, delay or adversely affect, in each case in any material respect, the consummation of the transactions contemplated by the APA; (ii) refrain from granting any proxy or power of attorney with respect to the right to vote the Reporting Person’s Shares other than to Parent; (iii) not sell (including short sell), assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate or otherwise dispose of (including by gift) (each, a “Transfer”) the Reporting Person’s Shares; and (iv) not enter into any agreement providing for the direct or indirect Transfer of the Reporting Person’s Shares.

The Voting Agreement terminates automatically, without any notice or other action, upon the earliest to occur of: (i) termination of the APA, (ii) a Change of Recommendation (as defined in the APA); and (iii) the Closing Date (as defined in the APA).

The description of the Voting Agreement in this Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 99.1 hereto, and is incorporated herein by reference.

Except as set forth in this Item 4, the Reporting Person has no other present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

(a)

Reporting Person

The Reporting Person beneficially owns 3,513,659 Preferred Shares, representing 58.6% of the Preferred Shares issued and outstanding. The Reporting Person may be deemed to beneficially own 27,028,146 Common Shares, representing 31.1% of the Common Shares issued and outstanding, as a result of its right to convert the Preferred Shares into Common Shares at any time.

Controlling Person

Because of its position as substantial majority member with the power to control the Reporting Person, Cadent II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,513,659 Preferred Shares, which represent 58.6% of the Preferred Shares issued and outstanding, and 27,028,146 Common Shares, which represent 31.1% of the Common Shares issued and outstanding, as a result of its right to convert the Preferred Shares into Common Shares at any time.

Because of its position as sole general partner of Cadent II, Cadent II GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,513,659 Preferred Shares,

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which represent 58.6% of the Preferred Shares issued and outstanding, and 27,028,146 Common Shares, which represent 31.1% of the Common Shares issued and outstanding, as a result of its right to convert the Preferred Shares into Common Shares at any time.

Because of its position as sole general partner of Cadent II GP, CEP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,513,659 Preferred Shares, which represent 58.6% of the Preferred Shares issued and outstanding, and 27,028,146 Common Shares, which represent 31.1% of the Common Shares issued and outstanding, as a result of its right to convert the Preferred Shares into Common Shares at any time.

Because it is the sole owner of CEP, Cadent may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,513,659 Preferred Shares, which represent 58.6% of the Preferred Shares issued and outstanding, and 27,028,146 Common Shares, which represent 31.1% of the Common Shares issued and outstanding, as a result of its right to convert the Preferred Shares into Common Shares at any time.

Because of his position as one of the persons who controls Cadent, McDermott may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,513,659 Preferred Shares, which represent 58.6% of the Preferred Shares issued and outstanding, and 27,028,146 Common Shares, which represent 31.1% of the Common Shares issued and outstanding, as a result of his right to convert the Preferred Shares into Common Shares at any time.

Because of his position as one of the persons who controls Cadent, Rothstein may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,513,659 Preferred Shares, which represent 58.6% of the Preferred Shares issued and outstanding, and 27,028,146 Common Shares, which represent 31.1% of the Common Shares issued and outstanding, as a result of his right to convert the Preferred Shares into Common Shares at any time.

(b)

Reporting Person

Acting through its substantial majority member, the Reporting Person has the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 3,513,659 Preferred Shares. The Reporting Person may be deemed to have the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 27,028,146 Common Shares as a result of its right to convert Preferred Shares into Common Shares at any time.

Controlling Person

Acting through its sole general partner, Cadent II has the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 3,513,659 Preferred Shares. Acting through its sole general partner, Cadent II may be deemed to have the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 27,028,146 Common Shares as a result of its right to convert Preferred Shares into Common Shares at any time.

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Acting through its sole general partner, Cadent II GP has the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 3,513,659 Preferred Shares. Acting through its sole general partner, Cadent II GP may be deemed to have the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 27,028,146 Common Shares as a result of its right to convert Preferred Shares into Common Shares at any time.

Acting through its sole member, Cadent, CEP has the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 3,513,659 Preferred Shares. Acting through its sole member, Cadent, CEP may be deemed to have the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 27,028,146 Common Shares as a result of its right to convert Preferred Shares into Common Shares at any time.

Acting through the persons who control it, Cadent has the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 3,513,659 Preferred Shares. Acting through the persons who control it, Cadent may be deemed to have the sole power (and no shared power) to vote or direct the vote and to dispose or direct the disposition of 27,028,146 Common Shares as a result of its right to convert Preferred Shares into Common Shares at any time.

As one of the persons who control Cadent, McDermott shares the power to vote or direct the vote and to dispose or direct the disposition of 3,513,659 Preferred Shares. As one of the persons who control Cadent, McDermott may be deemed to have the shared power to vote or direct the vote and to dispose or direct the disposition of 27,028,146 Common Shares as a result of his right to convert Preferred Shares into Common Shares at any time.

As one of the persons who control Cadent, Rothstein shares the power to vote or direct the vote and to dispose or direct the disposition of 3,513,659 Preferred Shares. As one of the persons who control Cadent, Rothstein may be deemed to have the shared power to vote or direct the vote and to dispose or direct the disposition of 27,028,146 Common Shares as a result of his right to convert Preferred Shares into Common Shares at any time.

(c) Except as otherwise described herein, the Item 2 Persons have not effected any transaction in the Shares during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 above.

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Item 7. Material to be Filed as Exhibits.

99.1 Voting Agreement, dated February 13, 2014, by and among ARP Mountaineer Production LLC, Atlas Resource Partners, L.P., and each of the Persons listed on Annex I thereto.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHERWOOD ENERGY, LLC

February 19, 2014
(Date)

/s/ Michael Y. McGovern
(Signature)

Michael Y. McGovern, CEO
(Name and Title)

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